CUSIP No. 747906501

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.  1) *

Quantum Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

747906501

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

    CUSIP No. 747906501

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,370,070 *
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,370,070 *
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,370,070 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% **
12.	TYPE OF REPORTING PERSON IA, OO

* Represents 6,370,070 shares of Common Stock issuable upon exercise of warrants.

** Based on 41,553,718 shares of Common Stock outstanding as of December 31, 2020, as reported in the Issuer’s Preliminary Prospectus Supplement on Form 424B3 filed with the Securities and Exchange Commission on February 3, 2021, plus 6,370,070 shares of Common Stock issuable to the Reporting Person upon exercise of warrants.

CUSIP No. 747906501

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on January 10, 2019 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1(b). Address of Issuer’s Principal Executive Offices

224 Airport Parkway, Suite 550, San Jose, CA 95110

Item 4. Ownership

(a)-(c) The information requested in these paragraphs is incorporated herein by reference to the cover page to this Amendment No. 1 to Schedule 13G.

The securities reported in this Amendment No. 1 to Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Act of 1934.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Amendment No. 1 to Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

OC II FIE V LP, a private investment vehicle for which PIMCO is the investment adviser, holds the securities reported herein in its investment advisory account managed by PIMCO and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. As of December 31, 2020 OC II FIE V LP has an interest in 6,370,070 shares of Common Stock, which represents 13.3% of the class, and holds such securities for the benefit of its investors.

CUSIP No. 747906501

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Name: Jason Nagler
Title: Senior Vice President

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